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                          April 19, 2023

       Alfred Altomari
       Chief Executive Officer
       Agile Therapeutics, Inc.
       500 College Road East, Suite 310
       Princeton, NJ 08540

                                                        Re: Agile Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 14,
2023
                                                            File No. 333-271249

       Dear Alfred Altomari:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Bryan S. Keighery